File No. 811-3722
333-153388

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PRE-EFFECTIVE AMENDMENT
No. 1 to
FORM S-6
For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2
A.	Exact name of Trust:

EQUITY OPPORTUNITY TRUST, VALUE SELECT TEN SERIES 2008E

B.	Name of Depositor:

UBS FINANCIAL SERVICES INC.

C.	Complete address of Depositor’s principal executive office:

UBS FINANCIAL SERVICES INC. 1285 Avenue of the Americas New York, New York 10019

D.	Name and complete address of agents for service:

UBS FINANCIAL SERVICES INC. Attention: Mr. Andrew Turner 1200 Harbor Boulevard Weehawken, New Jersey 07086

copy to: KATTEN MUCHIN ROSENMAN LLP Attention: Kathleen H. Moriarty, Esq. 575 Madison Ave. New York, NY 10022

E.	Title and amount of securities being registered:

An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

F.	Proposed maximum aggregate offering price to the public of the securities being registered:

Indefinite

G.	Approximate date of proposed sale to public:
     AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EQUITY OPPORTUNITY TRUST,
VALUE SELECT TEN SERIES 2008E
Cross Reference Sheet
Pursuant to Rule 404(c) of Regulation C
under the Securities Act of 1933
(Form N-8B-2 Items required by Instruction 1
as to Prospectus on Form S-6)

Form N-8B-2		Form S-6
Item Number		Heading in Prospectus

I.	Organization and General Information

1.	(a) Name of Trust	Front Cover
(b) Title of securities issued

2.	Name and address of Depositor	Back Cover

3.	Name and address of Trustee	Back Cover

4.	Name and address of principal Underwriter	Back Cover

5.	Organization of Trust	Nature of Trust

6.	Execution and termination of Trust Agreement	Nature of Trust Termination of the Trust

7.	Changes of name	*

8.	Fiscal Year	*

9.	Litigation	*
II. General Description of the Trust
and Securities of the Trust

10.	General Information regarding Trust’s Securities and Rights of Holders	Summary of Portfolio Rights of Certificateholders

*	Not applicable, answer negative or not required.

(a)	Type of Securities	Creation of Trust
(Registered or Bearer)

(b)	Type of Securities	Creation of Trust
(Cumulative or Distributive)

(c)	Rights of Holders as to Withdrawal or Redemption by Trustee	Rights of Certificate- holders; Redemption of Units Reinvestment

(d)	Rights of Holders as to conversion, transfer, etc.	Secondary Market for Units, Exchange Option

(e)	Rights of Trust issues periodic payment plan certificates	*

(f)	Voting rights as to Secu- rities, under the Indenture	Rights of Certificateholders

(g)	Notice to Holders as to change in:
	(1) Assets of Trust	Amendment of the Indenture;
	(2) Terms and Conditions of Trust’s Securities Investments	Supervision of Trust

	(3) Provisions of Trust	Amendment of the Indenture;
	(4) Identity of Depositor and Trustee	Administration of the Trust

(h)	Consent of Security Holders required to change

	(1) Composition of assets of Trust	Amendment of the Indenture
	(2) Terms and conditions of Trust’s Securities	Amendment of the Indenture
	(3) Provisions of Indenture	Amendment of the Indenture
	(4) Identity of Depositor and Trustee	Administration of the Trust

11.	Type of securities comprising periodic payment certificates	*

*	Not applicable, answer negative or not required.

12.	(a)	Load, fees, expenses, etc.	Public Offering Price of Units; Expenses of the Trust

	(b)	Certain information regarding periodic payment certificates	*

	(c)	Certain percentages	*

	(d)	Certain other fees, etc. payable by holders	Expenses of the Trust

	(e)	Certain profits receivable by depositor, principal underwriters, trustee or affiliated persons	Public Offering Price of Units; Public Offering of Units

	(f)	Ratio of annual charges to income	*

13.	Issuance of trust’s securities		Nature of the Trust; Public Offering of Units

14.	Receipt and handling of payments from purchasers		*

15.	Acquisition and disposition of underlying securities		Acquisition of Securities for the Trust; Supervision of Trust Investments

16.	Withdrawal or redemption		Redemption

17.	(a)	Receipt and disposition of income	Distributions

	(b)	Reinvestment of distributions	*

	(c)	Reserves or special fund	Distributions to Certificateholders

	(d)	Schedule of distribution	*

*	Not applicable, answer negative or not required.

18.	Records, accounts and report	Statements to Certificateholders; Administration of the Trust

19.	Certain miscellaneous provisions of trust agreement	Administration of the Trust

20.	Loans to security holders	*

21.	Limitations on liability	Limitation of Liabilities

22.	Bonding arrangements	Included in Form N-8B-2

23.	Other material provisions of trust agreement	*
III. Organization Personnel and
Affiliated Persons of Depositor

24.	Organization of Depositor	Sponsor

25.	Fees received by Depositor	Public Offering Price of Units Expenses of the Trust

26.	Business of Depositor	Sponsor

27.	Certain information as to officials and affiliated persons of Depositor	Sponsor

28.	Voting securities of Depositor	*

29.	Persons controlling Depositor	Sponsor

30.	Payments by Depositor for certain other services trust	*

31.	Payments by Depositor for certain other services rendered to trust	*

32.	Remuneration of employees of Depositor for certain services rendered to trust	*

*	Not applicable, answer negative or not required.

33.	Remuneration of other persons for certain services rendered to trust	*
IV. Distribution and Redemption of Securities

34.	Distribution of trust’s securities by states		Public Offering of Units

35.	Suspension of sales of trust’s securities		*

36.	Revocation of authority to distribute		*

37.	(a)	Method of distribution	Public Offering of Units
	(b)	Underwriting agreements
	(c)	Selling agreements

38.	(a)	Organization of principal underwriter	Sponsor
	(b)	N.A.S.D. membership of principal underwriter	Sponsor

39.	Certain fees received by principal underwriter		Public Offering Price of Units

40.	(a)	Business of principal underwriter	Sponsor
	(b)	Branch officers of principal underwriter
	(c)	Salesman of principal underwriter	*

41.	Ownership of trust’s securities by certain persons		*

42.	Certain brokerage commissions received by principal underwriter		*

*	Not applicable, answer negative or not required.

43.	(a)	Method of valuation	Public Offering Price Units
	(b)	Schedule as to offering price	*
	(c)	Variation in offering price to certain persons	Public Offering Units

44.	Suspension of redemption rights		*

45.	(a)	Redemption valuation	Redemption
	(b)	Schedule as to redemption price	*
V. Information concerning the Trustee or Custodian

46.	Maintenance of position in underlying securities	Secondary Market for Units; Redemption;
Evaluation of the Trust

47.	Organization and regulation of Trustee	Administration of the Trust; Trustee

48.	Fees and expenses of Trustee	Expenses of the Trust

49.	Trustee’s lien	Expenses of the Trust
VI. Information concerning Insurance of Holders of Securities

50.	(a)	Name and address of Insurance Company	*
	(b)	Type of policies	*
	(c)	Type of risks insured and excluded	*
	(d)	Coverage of policies	*
	(e)	Beneficiaries of policies	*
	(f)	Terms and manner of cancellation	*
	(g)	Method of determining premiums	*

*	Not applicable, answer negative or not required.

(h)	Amount of aggregate premiums paid	*
(i)	Who receives any part of premiums	*
(j)	Other material provisions of the Trust relating to insurance	*
VII. Policy of Registrant

51.	(a)	Method of selecting and eliminating securities from the Trust	Acquisition of Securities for the Trust
	(b)	Elimination of securities from the Trust	*
	(c)	Policy of Trust regarding substitution and elimination of securities	Supervision of Trust Investment
	(d)	Description of any fundamental policy of the Trust	Acquisition of Securities for the Trust
Administration of Trust
52.	(a)	Taxable status of the Trust	Federal Income Taxes
	(b)	Qualification of the Trust as a mutual investment company	Federal Income Taxes
VIII. Financial and Statistical Information

53.	Information regarding the Trust’s past ten fiscal years	*

54.	Certain information regarding periodic payment plan certificates	*

55.	Certain information regarding periodic payment plan certificates	*

56.	Certain information regarding periodic payment plan certificates	*

57.	Certain information regarding periodic payment plan certificates	*

58.	Financial statements	Statement of Financial Condition
(Instruction 1(c) to Form S-6)

*	Not applicable, answer negative or not required.

UNDERTAKING TO FILE REPORTS
     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration statement or qualification under the securities laws of any such jurisdiction.

Preliminary, Subject to Completion,
dated September 17, 2008

Equity Opportunity Trust
Value Select Ten Series 2008E

(A Unit Investment Trust)

The preliminary prospectus for Equity Opportunity Trust Value Select Ten Series 2008E dated September 9, 2008 contained in File No. 333-153388 (“Preliminary Prospectus”) is hereby supplemented as follows:

1. The portfolio of stocks will be selected one Business Day prior to the date of the prospectus offering units of the Trust (“Stock Selection Date”), rather than two Business Days as disclosed on pages A-3 and B-5; and

2. As described in the Preliminary Prospectus under the heading “The Value Select Ten Series Investment Strategy” on page A-3, the Sponsor will select the 10 highest dividend yielding stocks in the Dow Jones Industrial Average (“DJIA”) as of the Stock Selection Date. Investors should note, however, that the Sponsor will disregard any stock in the DJIA if the US government or any of its agencies can exercise any veto power over any current or future dividends, whether common or preferred, to be distributed in connection with such stock. In such cases, the Sponsor automatically will select the next highest dividend yielding stock in the DJIA.

Other than the information contained in items 1 and 2 above, the entirety of the Preliminary Prospectus remains unchanged.

The securities described in the Preliminary Prospectus may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

The preliminary prospectus for Equity Opportunity Trust Value Select Ten Series 2008E dated September 9, 2008 contained in File No. 333-153388 is hereby incorporated by reference.

CONTENTS OF REGISTRATION STATEMENT
          This registration statement comprises the following documents:
The facing sheet.
The Prospectus.
The Undertaking to file reports.
The signatures.
                    Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS Financial Services Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.
1.	Ex.-99.A1 — Standard Terms and Conditions of Trust dated as of July 1, 1998 between UBS Financial Services Inc., Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697 filed on July 29, 1998, as amended in Exhibit 9 in File No. 333-87820 filed on June 25, 2002 and Exhibit 8 in File No. 333-101833 filed on January 23, 2003).

2.	Ex.-99.A2 — Copy of Trust Indenture and Agreement between UBS Financial Services Inc., Depositor, and Investors Bank & Trust Company, as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended and referenced above.

3.	Ex.-99.A5 — Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).
     4.      Ex.-99.A6 — By laws of UBS Financial Services, Inc., as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).
     5.      Ex. -99.A6 — Restated Certificate of Incorporation of UBS Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185) filed on June 19, 2003.).

     6.      Ex.99.A11 — Code of Ethics of UBS Financial Services Unit Trusts (incorporated herein by reference to Exhibit No. 9 to the Amended Registration Statement on Form S-6 (file No. 333-129481), dated and filed on December 8, 2005.)
     7.      Ex.-24 — Powers of Attorney, dated June 3, 2008, incorporated herein by reference to Ex. 24 to the Registration Statement on Form S-6 for UBS Equity Opportunity Trust Dividend Income Value Strategy Series 2008C, File No. 333-151521.
     The following exhibits to be supplied by amendment:
     1.      Ex.99.A2 — Copy of Trust Indenture and Agreement between UBS Financial Services Inc., Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended and referenced above.
     2.      Ex.99.A5 — Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).
     3.      Ex.-99.A6 — By laws of UBS Financial Services, Inc., as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).
     4.      Ex. -99.A6 — Restated Certificate of Incorporation of UBS Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185) filed on June 19, 2003.).
     5.      Ex.99.2 Opinion of Counsel as to legality of securities being registered.
     6.      Ex.99.C2 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
     7.      Ex.99.A11 — Code of Ethics of UBS Financial Services Unit Trusts (incorporated herein by reference to Exhibit No. 9 to the Amended Registration Statement on Form S-6 (file No. 333-129481), dated and filed on December 8, 2005.)

FINANCIAL STATEMENTS
1. Statement of Condition of the Trust as shown in the current Prospectus for this series.
2. Financial Statements of the Depositor.
UBS Financial Services Inc. — Financial Statements incorporated by reference to Form 6-K containing financial statements, File No. 1-15060 filed on May 6, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 17th day of September, 2008.

EQUITY OPPORTUNITY TRUST,
VALUE SELECT TEN SERIES 2008E
(Registrant)
By: UBS Financial Services Inc.
(Depositor)

/s/ Andrew Turner

Andrew Turner
Director
          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of UBS Financial Services Inc., the Depositor, by the following persons who constitute a majority of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 17th day of September, 2008.
UBS FINANCIAL SERVICES INC.

Name	Office

Marten S. Hoekstra	Chairman, President and Chief Executive Officer, UBS Financial Services Inc. *

William Frey	Managing Director and Chief Financial Officer, UBS Financial Services Inc. *

Diane Frimmel	Managing Director, UBS Financial Services Inc. *

John Hannasch	Managing Director, UBS Financial Services Inc. *

Michael A. Weisberg	Managing Director, UBS Financial Services Inc. *

By:

/s/ Andrew Turner

Andrew Turner
Attorney-in-fact*

*	Executed copies of the Power of Attorney have been previously filed as Ex. 24 to the Registration Statement on Form S-6, File No. 333-151521.